UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 26, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty Street, 29th Floor

New York, New York 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares; Series 309 Class A Ordinary Shares; Series 315 Class A Ordinary Shares; Series 316 Class A Ordinary Shares; Series 318 Class A Ordinary Shares; Series 319 Class A Ordinary Shares; Series 320 Class A Ordinary Shares; Series 322 Class A Ordinary Shares; Series 323 Class A Ordinary Shares; Series 329 Class A Ordinary Shares; Series 336 Class A Ordinary Shares; Series 338 Class A Ordinary Shares; Series 339 Class A Ordinary Shares; Series 340 Class A Ordinary Shares; Series 343 Class A Ordinary Shares; Series 344 Class A Ordinary Shares; Series 345 Class A Ordinary Shares; Series 346 Class A Ordinary Shares; Series 348 Class A Ordinary Shares; Series 370 Class A Ordinary Shares; Series 372 Class A Ordinary Shares; Series 374 Class A Ordinary Shares; Series 377 Class A Ordinary Shares; Series 386 Class A Ordinary Shares; Series 411 Class A Ordinary Shares; Series 415 Class A Ordinary Shares; Series 420 Class A Ordinary Shares; Series 423 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On December 21, 2023, the Company, on behalf of its Series 322, and the 322 segregated portfolio of Masterworks Cayman, SPC agreed to sell the sole painting owned by Series 322 created by Ernie Barnes (the “Artwork”) for $600,000 in cash (the “Sale Price”) to a private gallery (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is attached to this Form 1-U as Exhibit 6.1.

The Sale Price was determined based on arm’s length negotiations among the parties. Title of the Artwork shall pass to the Buyer only after payment in full of the Sale Price. The Terms and Conditions also contains representations, warranties and covenants of the parties that are customary for transactions of this type. The Company cannot guarantee that the Buyer will make payment in full of the Sale Price or that the sale will be completed.

Upon the consummation of the above transaction and in accordance with the Company’s First Amended and Restated Operating Agreement, Series 322 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 322’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Series 322 shareholders of record, after which the Company will wind up operations and dissolve Series 322.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Masterworks Standard Terms and Conditions of Sale*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: December 26, 2023